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                                October 2, 1996


Alan L. Stanzler, Esquire
Davis, Malm & D'Agostine
One Boston Place
Boston, Massachusetts 02108

Deal Alan:

    This letter will confirm our agreement regarding the option I have granted to you to acquire 4,000 shares of the Common Stock of Project Software & Development, Inc. ("PSDI") owned by me at price of $31 per share, the closing price on August 14, 1996. The option shall be for a period of five (5) years and shall expire on August 12, 2001.

    During the first two (2) years of the option term, the option will take the form of a shared appreciation right ("SAR") and in the event I sell an aggregate of 400,000 or more shares of my stock of PSDI, I shall notify you of the price per share of the sale and, at your request, I shall pay to you an amount equal to the value of the SAR (4,000 times the difference between the price per share of the sale and $31).

    In the event the SAR is not realized within two (2) years, then you shall have the option to acquire the shares from me at $31 per share.

    This letter shall take effect as a sealed instrument.


                                        Sincerely yours,


                                        /s/ Robert L. Daniels
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                                        Robert L. Daniels

ACCEPTED AND AGREED

/s/ Alan L. Stanzler
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Alan L. Stanzler